Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

April 4, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Karen Rossotto, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Rossotto:
On behalf of the Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X Carbon Credits Strategy ETF (the “Carbon Credits Strategy ETF”) (the "Fund") included in Post-Effective Amendment No. 701 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on February 14, 2023 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 28, 2022, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

PRINCIPAL INVESTMENT STRATEGIES

1.Comment: With a view to improved Item 9 strategy disclosure, please explain the concept behind carbon credits and how trading carbon futures relates to carbon credits. Clearly disclose the investment thesis behind the Fund and its limitations, including, if applicable, any limits associated with the validity or veracity of the carbon credit.

Response: A carbon credit (also known as a carbon allowance) is a government-issued permit, allowing a company or entity to emit a specific quantity of carbon dioxide equivalent into the atmosphere. Generally speaking, a carbon futures contract represents a lot (typically 1,000) of the respective carbon credits. For example, each ICE EUA Futures Contract represents a lot of 1,000 Carbon Emission Allowances (“EUAs”) that are deliverable to or from the Union Registry under the European Union Emissions Trading System. Each EUA is an entitlement to emit one metric ton of carbon dioxide equivalent gas.

The Registrant has revised the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

Under normal circumstances, the Fund invests, on a consolidated basis with the Global X Subsidiary (as defined below), in long positions included in the ICE Global Carbon Futures Index (the "Underlying Index") as well as in investments that have economic characteristics that are similar to the economic characteristics of such component

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

positions, such that the notional exposure to the Underlying Index is at least 80% of the Fund’s net assets, plus borrowings for investment purposes (if any), as described in further detail below. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

The Underlying Index is designed to provide exposure to the price of carbon emissions through a long-only basket of carbon credit futures contracts. Carbon credit futures are a means of providing exposure to carbon credits (also known as carbon allowances) which are government-issued permits that allow a company or entity to emit a specific quantity of carbon dioxide equivalent into the atmosphere. Generally speaking, a carbon futures contract represents a lot (typically 1,000) of the respective carbon credits. The value of the Underlying Index is expected to increase if the value of the underlying basket of carbon credit futures increases, and to decrease if the value of the underlying basket of carbon credit futures decreases. The value of the underlying carbon credit futures is expected to be driven primarily by supply and demand of the carbon credits linked to the respective carbon credit futures contract. For example, if the cost of carbon emissions increases (e.g. new regulation that increases carbon emission restrictions) in the jurisdiction of one of the carbon credit regimes that is reflected in the Underlying Index, the demand for those carbon credits would be expected to increase. All else equal, this increased demand would be expected to increase the price of the carbon credit futures linked to those carbon credits, causing the Underlying Index to increase in value. In contrast, if the cost of carbon emissions decreases (e.g. new regulation that decreases carbon emission restrictions) in the jurisdiction of one of the carbon credit regimes reflected in the Underlying Index, the demand for those carbon credits would be expected to decrease. All else equal, this decreased demand would be expected to decrease the price of the carbon credit futures linked to those carbon credits, causing the Underlying Index to decrease in value.

The Underlying Index seeks to provide exposure to the most actively traded carbon credit futures that require “physical delivery” of emission allowances and that are issued under “cap and trade” regimes, as determined by ICE Data Indices, LLC (the “Index Provider”). A cap and trade regime is a market-based mechanism that governments or regulatory bodies use to reduce carbon dioxide and other greenhouse gases from entering the atmosphere. A cap and trade program is designed to set a geographic limit on the amount of carbon dioxide that can be emitted into the atmosphere by specific sectors of the economy. This limit declines on an annual basis, with the intention of reducing the overall amount of carbon dioxide emitted over time. Companies and other entities that are obliged to comply within a specific cap and trade program must either reduce their emissions below their allowable annual limit, or use additional carbon credits which at least equal their emissions above their annual limit to comply with the program. As of March 30, 2023, the Underlying Index consists of a long-only basket of the following contracts (collectively, the “Contracts”):

•ICE EUA Futures Contracts (“EUA Contracts”) - Each EUA Contract is euro-denominated and represents a lot of 1,000 Carbon Emission Allowances (“EUAs”) that are deliverable to or from the Union Registry under the European Union Emissions Trading System. Each EUA is an entitlement to emit one metric ton of carbon dioxide equivalent gas.
•ICE UK Allowance Futures Contracts (“UKA Contracts”) - Each UKA Contract is pound-denominated and represents a lot of 1,000 UK Allowances (“UKAs”) that are deliverable to or from the UK Emissions Trading Registry under the UK Emissions Trading Scheme. Each UKA is an entitlement to emit one metric ton of carbon dioxide equivalent gas.
•ICE California Carbon Allowance Futures Contracts (“CCA Contracts”) - Each CCA Contract is dollar-denominated and represents a lot of 1,000 California Carbon Allowances (“CCAs”) that are physically delivered greenhouse gas emissions allowances issued by the California Air Resources Board or a linked program under California Assembly Bill 32 "California Global Warming Solutions Act of 2006" and its associated regulations, rules and amendments, all together known as the "California Cap and Trade Program". Each CCA is an entitlement to emit one metric ton of carbon dioxide equivalent gas.
•ICE Regional Greenhouse Gas Initiative Futures Contracts (“RGGI Contracts”) - Each RGGI Contract is dollar-denominated and represents a lot of 1,000 RGGI Allowances (“RGGIs”) that are physically delivered greenhouse gas emissions allowances issued by each state in the RGGI program. The Regional

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

Greenhouse Gas Initiative (RGGI) is a cooperative effort among the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island, Vermont and Virginia to cap and reduce power sector carbon dioxide emissions. Each RGGI is an entitlement to emit one short ton of carbon dioxide gas.

As the global carbon credit market grows, additional carbon credit futures contracts will be evaluated by the Index Provider for potential inclusion in the Underlying Index.

The Underlying Index is rebalanced annually, with the futures contract weights set at the end of August and with the futures rolling process occurring over a three-month period (the “Roll Period”), running from the first to the fifteenth business day of the months of September, October, and November. The EUA and UKA Contracts roll in one-third increments per month over the three-month Roll Period, from the current year December expiration contract month to the next year December expiration contract month. The CCA and RGGI Contracts roll in one-third increments per month over the three-month Roll Period, from the current year vintage/current year December expiration contract month to the next year vintage/next year December expiration contract month. As of [ ], the Underlying Index had four constituents.

As of March 30, 2023, at the annual rebalance, the EUA Contracts have a maximum weighting of 50%, the RGGI Contracts have a minimum weighting of 5%, and there are no weight constraints for the UKA Contracts or the CCA contracts. The rebalancing contract weights are calculated based on the total dollar volume of the contracts utilizing closing settlement prices, contract sizes (all currently in units of 1,000), and daily volumes, as determined by the Index Provider. The total dollar volume is measured by the Index Provider based on the current year December expiration EUA Contracts, current year December expiration UKA Contracts, current year vintage/current year December expiration CCA Contracts, and current year vintage/current year December expiration RGGI Contracts. As of March 30, 2023, the weights in the Underlying Index for the EUA Contracts, UKA Contracts, CCA Contracts and the RGGI Contracts, were 55.9%, 22.2%, 17.6%, and 4.2%, respectively.

The Fund seeks to gain exposure to carbon credit futures, in whole or in part, through investments in a subsidiary organized in the Cayman Islands, namely the Global X Carbon Credit Strategy Subsidiary Limited (the “Global X Subsidiary”). The Global X Subsidiary is wholly-owned and controlled by the Fund. The Fund’s investment in the Global X Subsidiary may not exceed 25% of the Fund’s total assets at each quarter-end of the Fund’s fiscal year. The Fund’s investment in the Global X Subsidiary is intended to provide the Fund with exposure to carbon credit futures while enabling the Fund to satisfy source-of-income requirements that apply to regulated investment companies (“RICs”) under the Internal Revenue Code of 1986, as amended (the “Code”). Except as noted, references to the investment strategies and risks of the Fund include the investment strategies and risks of the Global X Subsidiary.

The Underlying Index is sponsored by the Index Provider, which is an organization that is independent of, and unaffiliated with, the Fund and Global X Management Company LLC, the investment adviser for the Fund ("Adviser"). In addition, any determinations related to the constituents of the Underlying Index are made independent of the Fund's portfolio managers. The Index Provider determines the relative weightings of the futures contracts in the Underlying Index and publishes information regarding the market value of the Underlying Index.

The Adviser uses a "passive" or indexing approach to try to achieve the Fund's investment objective. Unlike many investment companies, the Fund does not try to outperform the Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued.

The Fund generally uses a representative sampling strategy with respect to the Underlying Index. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities (including indirect investments through underlying ETFs) that collectively has an investment profile similar to the Underlying Index in terms of key risk factors, performance attributes and other characteristics. The Adviser expects that, over time, the

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

correlation between the Fund's performance and that of the Underlying Index, before fees and expenses, will exceed 95%. A correlation percentage of 100% would indicate perfect correlation.

While the Fund will generally seek to obtain exposure to the same carbon credit futures contracts that are included in the Underlying Index, the Fund and Subsidiary may not replicate the Underlying Index. For example, the Fund may invest in carbon credit futures with different maturity dates, the Fund may weight the carbon credit futures differently, and/or the Fund may purchase carbon credit futures on different dates than the rebalancing date. The Fund may also invest in other instruments that are consistent with its investment objective but which are not included in the Underlying Index. For example, the Fund may invest in emission allowances issued under a cap and trade regime, options on futures contracts, swap contracts, and other investment companies and notes, which may or may not be exchange-traded. The debt instruments in which the Fund intends to invest indirectly, through short-term bond funds and exchange-traded funds (“ETFs”), include government securities and corporate or other non-government fixed-income securities with maturities of up to 12 months. The Fund may also invest in cash and cash equivalents, including money market funds and repurchase agreements.

The Fund concentrates its investments (i.e., holds 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. To the extent the Underlying Index is concentrated in a particular industry, the Fund is expected to be concentrated in that industry (using the notional value of any futures in which it invests). The Fund is classified as “non-diversified,” which means it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund.

2.Comment: Please explain the Underlying Index's purpose in plain English (i.e., what is it useful for) and what might cause it to increase or decrease in value over time.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

3.Comment: Briefly tell us in correspondence how the Fund intends to comply with Rule 18f-4 under the 1940 Act and tell us more about the futures the Fund will need to track the Underlying Index - including their liquidity profile and trading histories.

Response: Please refer to the Registrant’s response to Comment #4 below with regard to compliance with Rule 18f-4. The Underlying Index is currently comprised of the following four futures contracts:

•ICE EUA Futures Contracts (“EUA Contracts”) - Each EUA Contract is euro-denominated and represents a lot of 1,000 Carbon Emission Allowances (“EUAs”) that are deliverable to or from the Union Registry under the European Union Emissions Trading System. Each EUA is an entitlement to emit one metric ton of carbon dioxide equivalent gas.
•ICE UK Allowance Futures Contracts (“UKA Contracts”) - Each UKA Contract is pound-denominated and represents a lot of 1,000 UK Allowances (“UKAs”) that are deliverable to or from the UK Emissions Trading Registry under the UK Emissions Trading Scheme. Each UKA is an entitlement to emit one metric ton of carbon dioxide equivalent gas.
•ICE California Carbon Allowance Futures Contracts (“CCA Contracts”) – Each CCA Contract is dollar-denominated and represents a lot of 1,000 California Carbon Allowances (“CCAs”) that are physically delivered greenhouse gas emissions allowances issued by the California Air Resources Board or a linked program under California Assembly Bill 32 "California Global Warming Solutions Act of 2006" and its associated regulations, rules and amendments, all together known as the "California Cap and Trade Program". Each CCA is an entitlement to emit one metric ton of carbon dioxide equivalent gas.
•ICE Regional Greenhouse Gas Initiative Futures Contracts (“RGGI Contracts”) - Each RGGI Contract is dollar-denominated and represents a lot of 1,000 RGGI Allowances (“RGGIs”) that are physically delivered greenhouse gas emissions allowances issued by each state in the RGGI program. The Regional Greenhouse Gas Initiative (RGGI) is a cooperative effort among the states of Connecticut, Delaware,

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island, Vermont and Virginia to cap and reduce power sector carbon dioxide emissions. Each RGGI is an entitlement to emit one short ton of carbon dioxide gas.

The carbon credit futures market has experienced significant growth over the past several years, with the exception of 2022 when volumes declined relative to 2021. Despite the recent decline in volume, the carbon credit futures market are generally expected to continue growing in the years ahead as carbon emissions mandates become more restrictive. Figures 1 through 4 show the volume trends for each of the four carbon credit futures contracts since their respective inception.

Figure 1

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Attention: Karen Rossotto, Esq.
April 4, 2023

Figure 2

Figure 3

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Attention: Karen Rossotto, Esq.
April 4, 2023

Figure 4

4. Comment: In your response, please describe the Fund’s plans for coming into compliance with Rule 18f-4 under the 1940 Act, including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including an anticipated designated index) or absolute Value-at-Risk (“VaR”) test. If the Fund will be using a relative VaR test please describe the reference index. The Staff notes Release No. IC-34084, “Use of Derivatives by Registered Investment Companies and Business Development Companies.”

Response: The Fund intends to comply with Rule 18f-4. The Fund has adopted a written derivatives risk management program, which includes policies and procedures reasonably designed to manage the Fund's derivatives risks as required by Rule 18f-4. The program is administered and overseen by the derivatives risk manager. The program identifies and provides an assessment of the Fund's derivatives usage and risks as they pertain to carbon credits futures. The program provides risk guidelines that, among other things, consider and provide for (1) limits on the Fund's futures exposure; (2) monitoring and assessment of the Fund's exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Fund's counterparties and FCMs; and (4) monitoring of margin requirements, position limits and position accountability levels. The Fund intends to use a relative VaR test and the anticipated designated index will be the ICE Global Carbon Futures Index (Total Return).

5.Comment: Please also provide us with a capacity analysis for the Fund, which may include qualitative data as appropriate, and information regarding the trading experience of other vehicles providing exposure to futures included in the Underlying Index. Furthermore, please make sure your response to our liquidity questions analyze the liquidity of the specific instruments in which the Fund seeks to invest.

Response: At the current levels of liquidity and open interest, including underlying liquidity assessments from brokers, and considering the weighting methodology of the Underlying Index, the Adviser expects that the Fund

U.S. Securities and Exchange Commission
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could grow significantly without affecting the Fund’s capacity, which would be determined by the liquidity of its investments. The Adviser also notes that the Fund will employ a representative sampling approach, which would allow the Fund to invest in carbon credit futures with different maturity dates, weight the carbon credit futures differently, and/or purchase carbon credit futures on different dates than the rebalancing date. The Fund may also invest in other instruments that are consistent with its investment objective but which are not included in the Underlying Index. These capabilities provide the Fund with greater flexibility in regard to liquidity and capacity management.

The Adviser expects the market for futures on carbon credits issued under cap-and-trade regimes to continue to grow as the shift to decarbonization of the global economy accelerates. Figure 5 below shows the growth in the market for futures on carbon credits issued under cap-and-trade regimes since 2013. Please refer to Figures 1 through 4 included in Response #3 above for additional information on the liquidity of the specific instruments in which the Fund seeks to invest.

The Adviser also notes that there currently exists at least one exchange-traded fund in the U.S., the KraneShares Global Carbon Strategy ETF (“KRBN”), that currently invests solely in the same four carbon credits futures contracts as the Fund and has been operational since 2020. The Adviser is not aware of any indication that this product has suffered from a capacity constraint or that the market for carbon credits futures has been affected by its trading.

Figure 5

6.Comment: Please inform the Staff whether you have engaged with market makers and APs to understand the feasibility of the arbitrage mechanism for an ETF investing substantially all of its assets in futures on the Underlying Index. Please describe the extent of that engagement and its outcome.

Response: Based on discussions between the Adviser and authorized participants and market makers related to the Fund and its anticipated holdings, the Adviser believes that authorized participants and market makers will be able to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its NAV. The Adviser notes that authorized participants and market makers with access to the futures market should maintain the ability to arbitrage any difference between the Fund’s market price and the value of its holdings, particularly because all of the Fund’s positions in futures will be fully disclosed and exchange-traded. Accordingly, continuous

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

pricing information is, and will be, available for such positions. The Adviser does not believe that the standard ETF arbitrage mechanic will be materially impacted by an inability of market makers to access carbon credit futures markets.

7.Comment: In "PRINCIPAL INVESTMENT STRATEGIES" on page 1, please revise to explain what it means to have long exposure to carbon credit futures requiring physical delivery. Later in your disclosure provide examples about when you would make or lose money from being long.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

8.Comment: Please explain how you expect to close out these contracts in light of the physical delivery obligation and discuss any unique risks to the Fund associated with such delivery.

Response: Although carbon credit futures call for physical settlement, any futures commission merchant (“FCM”) agreement for the Fund will require cash settlement and prohibit physical delivery to the Fund. In addition, the Fund intends to “roll” the futures prior to their expiration dates into futures with later expiration dates, generally in accordance with the Underlying Index. As a result, the Registrant does not anticipate that the Fund will take physical delivery of carbon credit futures at any time, and therefore the Registrant does not believe that there are any unique risks to the Fund associated with such delivery.

9.Comment: Please disclose the rules-based process governing the creation and maintenance of the Underlying Index.  In the disclosure, please describe:

a)The Underlying Index methodology.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1. The Registrant has also attached the Underlying Index methodology for the ICE Global Carbon Futures Index for reference.

b)Component selection criteria -- how does the Underlying Index determine which Contracts to include and the circumstances under which they are excluded.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

c)Rebalance and reconstitution process, explaining how and when the Underlying Index changes.  Upon reconstitution, what falls out of the Underlying Index and why?  Do the terms of the Contracts end and the Underlying Index includes new ones?  Explain.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

d)Number of Underlying Index components

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

10.     Comment: Please tell us how the Fund intends to track the Underlying Index if the Fund becomes a large participant in the underlying market (i.e., how large can the Fund get before its activities start to impact the underlying market?).

Response: Please refer to the response to Comment #5 above.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

11. Comment: With respect to the first sentence in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, what does it mean to be invested in long positions included in the Underlying Index or in investments that have similar economic characteristics that are similar to the economic characteristics of such component positions, either individually or in the aggregate. Please revise for clarity. Please specify what exactly the component positions represent.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

12. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify whether the Underlying Index includes any positions that are not long positions. Please explain clearly in the disclosure how the Fund will comply with its 80% test. The Staff notes that the Fund discloses it gains exposure to carbon credit futures, in whole or in part, through its subsidiary but that such exposure will not exceed 25% of the Fund’s total assets. Please specify what types of assets the Fund will be invested in and what impact does the collateral have on Fund returns and risks?

Response: As a preliminary matter, the Registrant notes that the Fund is not subject to Rule 35d-1 (the “Names Rule”) as the Fund’s name references a commodity strategy rather than indicating a particular type of investment. Although not presently subject to the requirements of the Names Rule, the registrant has nonetheless voluntarily implemented an 80% minimum in light of its proposed operation as an index fund.

After reviewing the disclosure highlighted by the Staff, the Registrant has determined to further clarify the disclosure related to the 80% minimum to make clear that the Fund invests, on a consolidated basis, in long positions included in the ICE Global Carbon Futures Index (the “Underlying Index”) and in investments that have economic characteristics that are similar to the economic characteristics of the components of the Underlying Index such that at least 80% of the Fund’s economic exposure on a consolidated basis is to the Underlying Index. The Registrant will measure this amount based on the notional economic exposure to the Underlying Index components. The Registrant will revise the disclosure as follows:

Under normal circumstances, the Fund invests, on a consolidated basis with the Global X Subsidiary (as defined below), in long positions included in the ICE Global Carbon Futures Index (the "Underlying Index") as well as in investments that have economic characteristics that are similar to the economic characteristics of such component positions, such that the notional exposure to the Underlying Index is at least 80% of the Fund’s net assets, plus borrowings for investment purposes (if any), as described in further detail below.

13. Comment: With respect to the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please explain what the “cap and trade regime” is and who administers such regime.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

14. Comment: With respect to the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please revise the paragraph to comport with Plain English standards. In doing so, please address the following: a) What are carbon credits? b) Who issues them? c) How are they used? d) Who purchases them, why and how? e) How are they valued? Does the value fluctuate and if so, under what circumstances? f) What market platforms do carbon credits trade on? g) Please explain what regulated entities are?

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

15. Comment: With respect to the third paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please provide more information on the contracts that the Fund invests in. For

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

example, what is the nature of the credits underlying each of them? Please confirm to the Staff that all of the contracts included in the Underlying Index trade on regulated exchanges.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1. The Registrant can also confirm that the contracts currently included in the Underlying Index trade on regulated exchanges. The EUA Contracts trade on ICE Endex, the UKA Contracts trade on ICE Futures Europe, and the CCA and RGGI Contracts trade on the ICE Futures U.S.

16. Comment: With respect to the third paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please provide a basis for the following statement: “As the global carbon credit market grows, additional carbon credit futures contracts will be evaluated by the Index Provider for potential inclusion in the Underlying Index” and revise the disclosure accordingly.

Response: As national and regional economies continue to create their own carbon credits markets, the additional carbon credit futures corresponding to these new carbon credits markets may become available for investment. Given that the Underlying Index is designed to provide exposure to the most actively traded carbon credit futures, the Index Provider will periodically review new carbon credit futures contracts for potential eligibility in the Underlying Index. The Registrant believes that the current disclosure reflects the dynamics of the carbon credit futures markets and the potential implications for the Underlying Index.

17. Comment: With respect to the third paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please provide a description of a “public market consultation”.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to remove the following disclosure in response to the comment:

~~The addition of any new carbon credit futures contract to the Underlying Index would be preceded by a public market consultation.~~

18. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose the current weights of each contract in the Underlying Index, in addition to their maximum weights.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

19. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please specify whether the contracts are denominated in different currencies. If so, will their value be impacted by currency fluctuations and/or economic activity? If so, please revise the disclosure as appropriate to address.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1. The Registrant also notes that the Prospectus includes “Currency Risk” as part of its risk disclosure.

20. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff notes that the Underlying Index is rebalanced annually. Please specify the terms of the futures contracts. ’

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

21. Comment: Regarding the Global X Subsidiary, please address the following comments:

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a) Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Response: The Fund intends to comply with the requirements of Section 8 of the 1940 Act on an aggregate basis with the Global X Subsidiary, however, the Registrant respectfully declines to revise the disclosure because as noted in General Instruction C.1(c) of Form N-1A, the disclosure in the Prospectus should avoid “simply restating legal or regulatory requirements to which Funds generally are subject.” Furthermore, the Registrant believes such disclosure may cause unnecessary confusion for investors.

b) Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.5.

Response: The Fund intends to comply with the requirements of Section 18 of the 1940 Act on an aggregate basis with the Global X Subsidiary, however, the Registrant respectfully declines to revise the disclosure because as noted in General Instruction C.1(c) of Form N-1A, the disclosure in the Prospectus should avoid “simply restating legal or regulatory requirements to which Funds generally are subject.” Furthermore, the Registrant believes such disclosure may cause unnecessary confusion for investors.

c) Disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the Adviser is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The relationship between the Global X Subsidiary and its investment adviser is not subject to either Section 2(a)(20) or Section 15 of the 1940 Act. Section 2(a)(20) encompasses relationships between an investment adviser and an investment company in which it is in privity of contract; it does not address the relationship between a non-investment company subsidiary of the investment company or the subsidiary’s investment adviser. Similarly, the agreement is not subject to the requirements of Section 15 of the 1940 Act because the Global X Subsidiary is not registered as an investment company under the 1940 Act. As a result, a contract between the Global X Subsidiary and the Adviser is not required to comply with the specific requirements of Section 15. The Fund, however, has structured the advisory contracts at the subsidiary level to provide protections that are either identical to the requirements of Section 15, or that provide substantially similar protections. First, the Adviser and the Global X Subsidiary will enter into a written investment advisory agreement that substantially meets the requirements of Section 15. Some of each contract’s provisions will be identical to those required by Section 15(a): the contract precisely describes the compensation to be paid; and provides in substance, that it may be terminated at any time, without the payment of penalty, by the Board of Directors of the Global X Subsidiary or by vote of the majority of the outstanding voting securities of the Cayman Subsidiary on not more than sixty day notice. In lieu of containing provisions that relate to its continuance or that require termination on assignment, the contract instead contains a provision that states that the agreement will terminate automatically if the investment advisory agreement between the Fund and the Adviser terminates. As a practical matter, this means that if the Board of Trustees of the Trust determines as part of the annual renewal process not to renew the Fund’s contract with the Adviser, the contract with the Global X Subsidiary would similarly terminate. Also, if the Fund’s investment advisory contract terminates due to a statutory assignment on the part of the Adviser, the Adviser’s contract with the Global X Subsidiary would similarly terminate. If the Adviser were to attempt to contractually assign the investment advisory contract with the Global X Subsidiary, any such action would be subject to the review of the Fund’s Board of Trustees, and would be subject to the Board of Trustee’s ability to use its control of the Global X Subsidiary to terminate the agreement.

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d) Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response: The Registrant confirms that the Global X Subsidiary will comply with the requirements of Section 17 of the 1940 Act. The Registrant notes that The Bank of New York Mellon, the Fund’s custodian will serve as the custodian to the Global X Subsidiary.

e) Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The Registrant notes that the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” states that, “[e]xcept as noted, references to the investment strategies and risks of the Fund include the investment strategies and risks of the Global X Subsidiary”.

f) Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Registrant confirms that the financial statements of the Global X Subsidiary will be consolidated with those of the Fund.

g) Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant confirms that the Global X Subsidiary and its Board of Directors will agree to inspection of the Global X Subsidiary's books and records by the Staff, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

h) Confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Global X Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States.

i) Confirm the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Registrant confirms that the Subsidiary does not charge a management fee. The Registrant confirms that the Global X Subsidiary's expenses will be included in the fee table included in the Fund's Prospectus.

j) Disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Response: The Fund does not expect to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

22. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please provide the percentage amount for the correlation between the Fund’s performance and that of its Underlying Index.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

23. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose whether the Fund will invest in foreign and emerging markets investments.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

24. Comment: With respect to the penultimate paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that the Fund may also invest in other instruments that are consistent with its investment objective but which are not included in the Underlying Index. Please explain to the Staff how these instruments have similar characteristics to carbon credit futures.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1. The Registrant notes that other instruments, such as swaps, could be structured to provide exposure to the relevant carbon credit futures.

SUMMARY OF PRINCIPAL RISKS

25. Comment: We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

26. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Asset Class Risk – Carbon Credit Futures Risk”, please revise the principal investment strategy section to address the need to roll futures contracts over to maintain exposure to the Underlying Index constituents. In addition, please discuss the costs associated with doing so.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1. The Adviser notes that the potential costs associated with rolling futures contracts is described in the risk factor titled “Carbon Credit Futures Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”.

27. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Asset Class Risk – Commodities Investment Risk”, please update the Fund’s principal investment strategy section to describe the types of commodities that the Fund intends to invest in and if these instruments are included in the Fund’s 80% test, please explain how they have economic characteristics similar to carbon credit futures.

Response: The Registrant has removed the risk factor titled “Asset Class Risk – Commodities Investment Risk” from the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”.

28. Comment: With respect to the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Cash Transaction Risk”, please specify the tax costs associated with effecting creations and redemptions in cash.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

Response: The Registrant believes that the risk factor titled “Cash Transaction Risk” in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” addresses the tax costs associated with effecting creations and redemptions in cash.

29. Comment: With respect to the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Geographic Economic Exposure Risk”, what is meant by “constituents held by the Fund”.

Response: The Registrant notes that the “constituents held by the Fund” refers to the Fund’s investments.

30. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Market Risk”, please revise the risk factor disclosure to reflect current market factors.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Market Risk” as shown below:

Market Risk: Turbulence in the financial markets and reduced liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by central governments and governmental agencies, including the U.S. Federal Reserve or the European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions from Authorized Participants, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. For example, at the start of 2023, central banks had already increased interest rates at the fastest rate on record, and it is unknown how long this trend will continue and when inflation will return to target levels. This increases the risk that monetary policy may provide less support should economic growth slow. Additionally, China’s shift away from a zero-COVID policy creates both opportunities and risks, causing uncertainty for global economic growth. Market risk factors may result in increased volatility and/or decreased liquidity in the securities markets. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

31. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – New Fund Risk”, the risk factor references “Large Shareholder Risk” but the Staff does not see this risk factor included. Please remove or update the disclosure, as appropriate.

Response: The Registrant has updated the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” to include the following risk factors:

Large Shareholder Risk: Redemptions by large shareholders could have a significant negative impact on the Fund. If a large shareholder were to redeem all, or a large portion, of its Shares, there is no guarantee that the Fund will be able to maintain sufficient assets to continue operations in which case the Board of Trustees may determine to liquidate the Fund. In addition, transactions by large shareholders may account for a large percentage of the trading volume on a national securities exchange and may, therefore, have a material upward or downward effect on the market price of the Shares.

Large Shareholder Risk

Certain shareholders, including an Authorized Participant, the Adviser or an affiliate of the Adviser, may own a substantial amount of the Fund’s Shares. Additionally, from time to time an Authorized Participant, a third-party investor, the Adviser, or an affiliate of the Adviser may invest in the Fund and hold its investment for a specific period of time in order to facilitate commencement of the Fund’s operations or to allow the Fund to achieve size or

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

scale. Redemptions by large shareholders could have a significant negative impact on the Fund. If a large shareholder were to redeem all, or a large portion, of its Shares, there is no guarantee that the Fund will be able to maintain sufficient assets to continue operations in which case the Board of Trustees may determine to liquidate the Fund. In addition, transactions by large shareholders may account for a large percentage of the trading volume on the Exchange and may, therefore, have a material upward or downward effect on the market price of the Shares.

32. Comment: With respect to the disclosure in Market Risk,, please also disclose here, or where appropriate, that, in stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the Fund’s shares in turn could lead to wider bid/ask spreads and differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Registrant has updated the risk factor titled “Risks Associated with Exchange-Traded Funds - Market Trading Risks and Premium/Discount Risks” in the section of each Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” as indicated below:

Market Trading Risks and Premium/Discount Risks: Shares of the Fund are publicly traded on a national securities exchange, which may subject shareholders to numerous market trading risks. In stressed market conditions, the market for the Shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Shares, as well as disruptions to creations and redemptions, the existence of extreme market volatility or potential lack of assets in the Fund or an active trading market for Shares may result in Shares trading at a significant premium or discount to NAV. If a shareholder purchases Shares at a time when the market price is at a premium to the NAV or sells Shares at a time when the market price is at a discount to the NAV, the shareholder may sustain losses. The NAV of the Fund is calculated at the end of each business day and fluctuates with changes in the market value of the Fund’s holdings. The trading price of the Fund’s shares fluctuates, in some cases materially, throughout trading hours in response to changes in the Fund’s NAV.

In addition, the Registrant has updated the risk factor titled "Risks Associated with Exchange-Traded Funds - Market Trading Risks and Premium/Discount Risks – Shares of the Fund May Trade at Prices Other Than NAV” in the section of each Fund's Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as indicated below:

Shares of the Fund May Trade at Prices Other Than NAV

Shares of the Fund may trade at, above or below NAV. The per share NAV of the Fund will fluctuate with changes in the market value of the Fund’s holdings. The trading prices of Shares will fluctuate in accordance with changes in the Fund's NAV as well as market supply and demand. The trading prices of the Fund's Shares may deviate significantly from NAV during periods of market volatility or when the Fund has relatively few assets or experiences a lower trading volume. In stressed market conditions, the market for the Shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. Any of these factors may lead to the Fund's Shares trading at a premium or discount to NAV. While the creation/redemption feature is designed to make it likely that Shares normally will trade close to the Fund’s NAV, market prices are not expected to correlate exactly with the Fund's NAV due to timing reasons as well as market supply and demand factors. In addition, disruptions to creations and redemptions or the existence of extreme market volatility may result in trading prices that differ significantly from NAV. If a shareholder purchases at a time when the market price is at a premium to the NAV or sells at a time when the market price is at a discount to the NAV, the shareholder may sustain losses.

33. Comment: With respect to sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS and A FURTHER DISCUSSION OF PRINCIPAL RISKS” – Tax Risk”, the Staff notes the reference to “Bitcoin Futures”. Please clarify or remove, as appropriate.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

Response: The Registrant has revised the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” – Tax Risk as shown below:

Tax Risk: The Fund expects to obtain exposure to carbon credits ~~bitcoin~~ by purchasing listed futures contracts. The Fund intends to invest in such contracts, in whole or in part, indirectly through the Global X Subsidiary. In order for the Fund to qualify as a RIC, the Fund must, amongst other requirements detailed in the SAI, derive at least 90% of its gross income each taxable year from qualifying income. Income from listed carbon credits futures ~~Bitcoin Futures~~ contracts in which the Fund invests directly may not be considered qualifying income. The Fund will seek to limit such income so as to qualify as a RIC. Failure to comply with the requirements for qualification as a RIC would have significant negative tax consequences to Fund shareholders.

Tax Risk

The Fund expects to obtain exposure to carbon credits ~~bitcoin~~ indirectly because the Global X Subsidiary will purchase listed futures contracts ~~and other bit-coin related instruments~~ through the Global X Subsidiary. The Fund intends to invest in such futures contracts ~~or other instruments~~, in whole or in part, indirectly through the Global X Subsidiary. In order for the Fund to qualify as a RIC, the Fund must, amongst other requirements detailed in the SAI, derive at least 90% of its gross income each taxable year from qualifying income. Income from listed carbon credits ~~Bitcoin F~~futures contracts ~~other bitcoin related instrument~~ in which the Fund might otherwise invest directly might not be considered qualifying income. The Fund will seek to limit such income through the Global X Subsidiary so as to qualify as a RIC. Failure to comply with the requirements for qualification as a RIC would have significant negative tax consequences to Fund shareholders.

34. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Turnover Risk”, if the Fund may engage in frequent and active trading please update the Fund’s principal investment strategy disclosure accordingly. In addition, please explain how that correlates with the annual rebalance of the Underlying Index.

Response: Please refer to the updated disclosures that have been provided in response to Comment #1.

PERFORMANCE INFORMATION

35. Comment: With respect to the section of the Fund’s Prospectus titled “PERFORMANCE INFORMATION”, please disclose the information for the website where the Fund's performance may be available prior to the completion of its first calendar year.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “PERFORMANCE INFORMATION” as follows in response to the comment:

Updated performance information will be available online at www.globalxetfs.com.

ADDITIONAL INFORMATION ABOUT THE FUND

36. Comment: With respect to the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”, the disclosure states that “[u]nderlying ETFs may constitute a substantial portion of the Fund's assets". Please update the Fund’s principal investment strategy section to note that the Fund may invest in underlying ETFs.

Response: The Registrant has removed this reference from the disclosure.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

37. Comment: With respect to the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”, if the Fund’s investment in equity index futures is part of its principal investment strategy, please update the principal investment strategy section in the Fund’s Summary Prospectus accordingly.

Response: The Registrant has removed this reference from the disclosure.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

38. Comment: With respect to the section of the Fund’s Prospectus titled “A FUTHER DISCUSSION OF PRINCIPAL RISKS – International Closed Market Trading Risk”, if the Fund is investing in futures that trade on foreign exchanges, please state so clearly and unconditionally.

Response: The Registrant respectfully declines to revise the risk factor in light of the fact that it believes that this disclosure is provided in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”.

39. Comment: With respect to the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Risks Associated with Exchange-Traded Funds – Market Trading Risks and Premium/Discount Risks – Secondary Market Trading Risk”, please revise the first sentence to clarify that the Fund only accepts orders to purchase or redeem shares from Authorized Participants.

Response: The Registrant has updated the risk factor titled “Risks Associated with Exchange-Traded Funds - Market Trading Risks and Premium/Discount Risks – Secondary Market Trading Risk” in the section of each Fund's Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as shown below:

Secondary Market Trading Risk

Only Authorized Participants who have entered into agreements with the Fund's distributor may engage in creation or redemption transactions directly with the Fund. Shares of the Fund may trade in the secondary market on days when the Fund does not accept orders to purchase or redeem Shares from Authorized Participants. On such days, Shares may trade in the secondary market with more significant premiums or discounts than might be experienced on days when the Fund accepts purchase and redemption orders.

STATEMENT OF ADDITIONAL INFORMATION

40. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS”, please review the disclosure for consistent with the Fund’s Prospectus.

Response: The Registrant has revised the disclosure as shown in the attached.

41. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS - FOREIGN INVESTMENTS – EMERGING MARKETS.”, the Staff notes that the disclosure states that “[a] portion of a Fund’s investments may be in Russian securities and instruments.” Please explain to what extent does each Fund anticipate investing in Russian issuers. Please consider whether it is appropriate to add disclosure to each Fund’s Prospectus in light of the materiality of the exposure. Please inform the Staff supplementally how such investments in Russian issuances will be made in compliance with applicable U.S. law, including sanctions that may be in place from time to time.

Response: In light of the fact that the Fund does not anticipate investing in Russian issuers, the Registrant has updated the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION -

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

INVESTMENT OBJECTIVE, STRATEGIES AND RISKS - FOREIGN INVESTMENTS – EMERGING MARKETS.”, as follows:

Countries with emerging markets are generally located in the Asia and Pacific regions, the Middle East, Eastern Europe, Central America, South America and Africa. To the extent permitted by their investment policies, the Fund may invest their assets in countries with emerging economies or securities markets.

The securities markets of emerging countries are less liquid and subject to greater price volatility, and have a smaller market capitalization, than the securities markets of more developed countries. In certain countries, there may be fewer publicly traded securities and the market may be dominated by a few issues or sectors. Issuers and securities markets in such countries are not subject to as extensive and frequent accounting, financial and other reporting requirements or as comprehensive government regulations as are issuers and securities markets in the U.S. In particular, the assets and profits appearing on the financial statements of emerging country issuers may not reflect their financial position or results of operations in the same manner as financial statements for U.S. issuers. Substantially less information may be publicly available about emerging country issuers than is available about issuers in the United States.

Emerging country securities markets are typically marked by a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of ownership of such securities by a limited number of investors. The markets for securities in certain emerging countries are in the earliest stages of their development. Even the markets for relatively widely traded securities in emerging countries may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the securities markets of developed countries. The limited size of many of these securities markets can cause prices to be erratic for reasons apart from factors that affect the soundness and competitiveness of the securities issuers. For example, prices may be unduly influenced by traders who control large positions in these markets. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity of such markets. The limited liquidity of emerging country securities may also affect the Fund's ability to accurately value its portfolio securities or to acquire or dispose of securities at the price and time it wishes to do so or in order to meet redemption requests.

Certain emerging market countries may have antiquated legal systems, which may adversely impact the Fund. For example, while the potential liability of a shareholder in a U.S. corporation with respect to acts of the corporation is generally limited to the amount of the shareholder's investment, the notion of limited liability is less clear in certain emerging market countries. Similarly, the rights of investors in emerging market companies may be more limited than those of shareholders in U.S. corporations.

Transaction costs, including brokerage commissions or dealer mark-ups, in emerging countries may be higher than in developed securities markets. In addition, existing laws and regulations are often inconsistently applied. As legal systems in emerging countries develop, foreign investors may be adversely affected by new or amended laws and regulations. In circumstances where adequate laws exist, it may not be possible to obtain swift and equitable enforcement of the law. Certain emerging market countries may restrict or control foreign investments in their securities markets. These restrictions may limit the Fund's investment in certain emerging countries and may increase the expenses of the Fund.

Certain emerging countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the company available for purchase by nationals. In addition, the repatriation of both investment income and capital from emerging countries may be subject to restrictions which require governmental consents or prohibit repatriation entirely for a period of time. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

certain aspects of the operation of the Fund. The Fund may be required to establish special custodial or other arrangements before investing in certain emerging countries.

Certain issuers in emerging market countries may utilize share blocking schemes. Share blocking refers to a practice, in certain foreign markets, where voting rights related to an issuer's securities are predicated on these securities being blocked from trading at the custodian or sub custodian level, for a period of time around a shareholder meeting. These restrictions have the effect of barring the purchase and sale of certain voting securities within a specified number of days before, and in certain instances, after a shareholder meeting where a vote of shareholders will be taken. Share blocking may prevent the Fund from buying or selling securities for a period of time. During the time that shares are blocked, trades in such securities will not settle. The blocking period can last up to several weeks. The process for having a blocking restriction lifted can be quite onerous with the particular requirements varying widely by country. In addition, in certain countries, the block cannot be removed. As a result of the ramifications of voting ballots in markets that allow share blocking, the Adviser, on behalf of the Fund, reserves the right to abstain from voting proxies in those markets.

Emerging countries may be subject to a substantially greater degree of economic, political and social instability and disruption than more developed countries. This instability may result from, among other things, the following: (i) authoritarian governments or military involvement in political and economic decision making, including changes or attempted changes in governments through extra-constitutional means; (ii) popular unrest associated with demands for improved political, economic or social conditions; (iii) internal insurgencies; (iv) hostile relations with neighboring countries; (v) ethnic, religious and racial disaffection or conflict; (vi) the absence of developed legal structures governing foreign private investments and private property; (vii) the small current size of the markets for such securities and the currently low or nonexistent volume of trading, which result in a lack of liquidity and in greater price volatility; (viii) certain national policies which may restrict the Fund's investment opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interest; (ix) foreign taxation; (x) the absence, in some cases, of a capital market structure or market-oriented economy; and (xi) the possibility that economic developments may be slowed or reversed by unanticipated political or social events in such countries. Such economic, political and social instability could disrupt the principal financial markets in which the Fund may invest and adversely affect the value of the Fund's assets. The Fund's investments can also be adversely affected by any increase in taxes or by political, economic or diplomatic developments.

The economies of emerging countries may suffer from unfavorable growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments. Many emerging countries have experienced in the past, and continue to experience, high rates of inflation. In certain countries inflation has at times accelerated rapidly to hyperinflationary levels, creating a negative interest rate environment and sharply eroding the value of outstanding financial assets in those countries. Other emerging countries, on the other hand, have experienced deflationary pressures and are in economic recessions. In addition, many emerging countries are also highly dependent on international trade and exports, including exports of oil and other commodities to sustain their economic growth. As a result, emerging countries are particularly vulnerable to downturns of the world economy.

~~A portion of a Fund’s investments may be in Russian securities and instruments. As a result of recent events, the United States and the Economic and Monetary Union of the European Union, along with the regulatory bodies of a number of countries, including Japan, Australia, Norway, Switzerland and Canada, have imposed economic sanctions and renewed existing economic sanctions, which consist of prohibiting certain securities trades, prohibiting certain private transactions in the energy sector, asset freezes, and prohibition of all business, against certain Russian individuals and Russian corporate entities. New sanctions announced in February and March 2022 include measures against the Russian financial sector and restrictions on business in the Donetsk and Luhansk regions of Ukraine. The United States and other nations or international organizations may impose additional, broader economic sanctions or take other actions that may adversely affect Russian-related issuers in the future. These sanctions, any future sanctions or other actions, or even the threat of further sanctions or other actions, may negatively affect the value and liquidity of a Fund’s investments. For example, a Fund may be prohibited from~~

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

~~investing in securities issued by companies subject to such sanctions. In addition, the sanctions may require a Fund to freeze its existing investments in Russian companies, prohibiting the Fund from buying, selling or otherwise transacting in these investments. Russia may undertake countermeasures or retaliatory actions, which may further impair the value and liquidity of a Fund’s portfolio and potentially disrupt its operations. Also, if an affected security is included in a Fund's Underlying Index, the Fund may, where practicable, seek to eliminate its holdings of the affected security by employing or augmenting its representative sampling strategy to seek to track the investment results of its Underlying Index. The use of (or increased use of) a representative sampling strategy may increase a Fund’s tracking error risk. These sanctions may also lead to changes in a Fund’s Underlying Index. A Fund’s index provider may remove securities from the Underlying Index or implement caps on the securities of certain issuers that have been subject to recent economic sanctions. In such an event, it is expected that a Fund will rebalance its portfolio to bring it in line with its Underlying Index as a result of any such changes, which may result in transaction costs and increased tracking error.~~

~~For these or other reasons, a~~ Fund could seek to suspend redemptions of Creation Units, including in the event that an emergency exists in which it is not reasonably practicable for the Fund to dispose of its securities or to determine its net asset value. A Fund could also, among other things, limit or suspend creations of Creation Units. During the period that creations or redemptions are affected, Shares could trade at a significant premium or discount to their net asset value. In the case of a period during which creations are suspended, a Fund could experience substantial redemptions, which may cause the Fund to experience increased transaction costs and make greater taxable distributions to shareholders of a Fund. A Fund could liquidate all or a portion of its assets, which may be at unfavorable prices. A Fund may also change its investment objective by, for example, seeking to track an alternative index.

~~Investments in Chinese A-Shares may pose additional risks relative to the risks of investing in emerging markets securities generally. A-Shares are issued by companies incorporated in mainland China and are traded in Renminbi ("RMB") on the Shanghai Stock Exchange and Shenzhen Stock Exchange. Historically, direct participation in the A-Shares market has been limited to mainland Chinese investors. Foreign investors have been able to invest in the mainland Chinese securities markets through certain market-access programs. Among other programs, foreign investors may invest in A-Shares listed and traded on the Shanghai Stock Exchange and Shenzhen Stock Exchange through the Shanghai - Hong Kong and Shenzhen - Hong Kong Stock Connect programs ("Stock Connect Programs"), which launched in 2014 and 2016, respectively. These Stock Connect Programs are novel, and Chinese regulators may alter or eliminate these programs at any time. The Stock Connect Programs are securities trading and clearing programs between either the Shanghai Stock Exchange ("SSE") or Shenzhen Stock Exchange ("SZSE") and The Stock Exchange of Hong Kong Limited ("SEHK"), China Securities Depository and Clearing Corporation Limited and Hong Kong Securities Clearing Company Limited. The Stock Connect Programs are designed to permit mutual stock market access between mainland China and Hong Kong by allowing investors to trade and settle shares on each market via their local exchanges. Trading through the Stock Connect Programs is subject to a daily quota ("Daily Quota"), which limits the maximum daily net purchases on any particular day by Hong Kong investors (and foreign investors trading through Hong Kong) trading mainland Chinese listed securities and mainland Chinese investors trading Hong Kong listed securities trading through the relevant Stock Connect Program. Accordingly, direct investments in A-Shares will be limited by the Daily Quota that limits total purchases through the Stock Connect Programs. The Daily Quota is utilized by all non-mainland Chinese investors on a first-come-first-serve basis. As such, buy orders for A-Shares would be rejected once the Daily Quota is exceeded (although the investors would be permitted to sell A-Shares regardless of the Daily Quota balance). The Daily Quota may restrict the Fund's ability to invest in A-Shares through the Stock Connect Programs on a timely basis, which could affect the Fund's ability to effectively pursue its investment strategy. The Daily Quota is also subject to change.~~

~~In addition, investments made through Stock Connect are subject to trading, clearance and settlement procedures that are still relatively untested in mainland China, which could pose risks to the Fund. Moreover, A-Shares purchased through a Stock Connect Program generally may not be sold, purchased or otherwise transferred other than through the Stock Connect Program in accordance with applicable rules. A primary feature of the Stock~~

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

~~Connect Programs is the application of the home market's laws and rules applicable to investors in A-Shares (i.e. mainland China). Therefore, the Fund's investments in A-Shares via the Stock Connect Programs are subject to Chinese securities regulations and listing rules, among other restrictions. While A-Shares must be designated as eligible to be traded under a Stock Connect Program (such eligible A-Shares listed on the SSE, the "SSE Securities," and such eligible A-Shares listed on the SZSE, the "SZSE Securities"), those A-Shares may also lose such designation, and if this occurs, such A-Shares may be sold but could no longer be purchased through the applicable Stock Connect Program. In addition, the Stock Connect Programs will only operate on days when both the Chinese and Hong Kong markets are open for trading and when banking services are available in both markets on the corresponding settlement days. Therefore, an investment in A-Shares through the Stock Connect Programs may subject the Fund to the risk of price fluctuations on days when the Chinese markets are open, but the SEHK is not. Each of the SEHK, SSE and SZSE reserves the right to suspend trading under the Stock Connect Programs under certain circumstances. Where such a suspension of trading is effected, the Fund's ability to access A-Shares through the Stock Connect Programs will be adversely affected.~~

~~The Fund's investments in A-Shares through the Stock Connect Program are held by its custodian in accounts in Central Clearing and Settlement System ("CCASS") maintained by the Hong Kong Securities Clearing Company Limited ("HKSCC"), which in turn holds the A-Shares, as the nominee holder, through an omnibus securities account in its name registered with the CSDCC. The precise nature and rights of the Fund as the beneficial owner of the SSE Securities or SZSE Securities through HKSCC as nominee is not well defined under Chinese law. There is a lack of a clear definition of, and distinction between, legal ownership and beneficial ownership under Chinese law and there have been few cases involving a nominee account structure in Chinese courts. The exact nature and methods of enforcement of the rights and interests of the Fund under Chinese law is also uncertain, and there is a possibility that the SSE Securities or SZSE Securities may not be regarded as held for the beneficial ownership of the Fund in the event of a credit event with respect to HKSCC, the Fund's custodian, or other market participants.~~

~~Notwithstanding the fact that HKSCC does not claim proprietary interests in the SSE Securities or SZSE Securities held in its omnibus stock account in the CSDCC, the CSDCC as the share registrar for SSE- or SZSE-listed companies will still treat HKSCC as one of the shareholders when it handles corporate actions in respect of such SSE Securities or SZSE Securities. HKSCC monitors the corporate actions affecting SSE Securities and SZSE Securities and keeps participants of CCASS informed of all such corporate actions that require CCASS participants to take steps in order to participate in them. The Fund will therefore depend on HKSCC for both settlement and notification and implementation of corporate actions.~~

~~Other market access programs, each of which may present different risks, may also be used to provide non-Chinese investors with exposure to A-Shares. To the extent that the Fund does not utilize such other market access programs, any disruptions to a Stock Connect Program would be more likely to impact the Fund's ability to access exposure to A-Shares.~~

42. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – POOLED INVESTMENT VEHICLES”, please confirm that investments in such pooled investment vehicles will not exceed 15% of the Fund’s assets.

Response: Other than the Global X Subsidiary, the Registrant can confirm that the Fund’s investments in pooled investment vehicles will not exceed 15% of the Fund’s assets.

43. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS”, please revise the disclosure related to the adoption of Rule 22e-4 under the 1940 Act to note that the Fund: (i) will take action to reduce its holdings of illiquid securities within a “reasonable” time frame; and (ii) specify that the Fund may not acquire any illiquid investment if, if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

Response: The Registrant has revised the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS”, as shown below in response to the comment:

If a percentage limitation is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in the value of the Fund’s investments will not constitute a violation of such limitation, except that any borrowing by the Fund that exceeds the fundamental investment limitations stated above must be reduced to meet such limitations within the period required by the 1940 Act (currently three days). The Fund may not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments. In addition, if the Fund’s holdings of illiquid securities exceed 15% of net assets because of changes in the value of the Fund’s investments, the Fund will act in accordance with Rule 22e-4 under the 1940 Act and will take action to reduce its holdings of illiquid securities within a reasonable time frame deemed to be in the best interest of the Fund. Otherwise, the Fund may continue to hold a security even though it causes the Fund to exceed a percentage limitation because of fluctuation in the value of the Fund’s assets.

44. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS – CURRENT 1940 ACT LIMITATIONS – REAL ESTATE. AND PHYSICAL COMMODITIES.”, the Staff is not aware of any current limitations as it relates to owning physical commodities or real estate. Please revise this disclosure accordingly.

Response: The Registrant believes that its current investment limitations which discusses restrictions on investments in physical commodities and real estate meets the requirements of Section 8 of the 1940 Act to recite the Fund’s policy with respect to investment in real estate and commodities. The Registrant believes that these limitations are similar to the limitations on investments in commodities and real estate utilized by other mutual funds in the investment company industry.

45. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS – CURRENT 1940 ACT LIMITATIONS – CONCENTRATION.”, the Staff notes that for purposes of calculating concentration percentages the Staff is not aware of any distinction between affiliated investment companies and unaffiliated investment companies for purposes of the requirement to look through to the holdings for purposes of this calculation.

Response: The Registrant respectfully acknowledges the Staff’s comment; however, the Registrant believes that the Fund’s disclosure complies with applicable legal requirements, including applicable SEC Staff guidance, and is consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policies. However, with respect to investments in underlying affiliated funds, the Registrant confirms that the Fund can and will look through investments in such affiliated funds when determining compliance with its concentration policy.

With respect to investments in underlying unaffiliated funds, however, the Fund does not currently have access to the individual holdings of such unaffiliated funds in order to be able to apply a “look through” to effectively determine an unaffiliated fund’s industry concentration. To the extent that the Fund determines that an investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps intended to ensure that appropriate risk disclosure relating to that investment is provided to shareholders. Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Fund will look through to the investments of all underlying funds for purposes of industry concentration, and confirms that the Fund will look through to the investments only of underlying affiliated funds and concentrated portfolios.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
April 4, 2023

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.